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SEC FILE NUMBER
8-53469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cherry Tree & Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jane Bortnem	952-893-9012	jbortnem@cherrytree.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Pkwy, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Latzke _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cherry Tree & Associates, LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANE MARIE BORTNEM
Notary Public
Minnesota
My Commission Expires Jan. 31, 2026

Signature: _____

Title:
Co-CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ▣ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

CHERRY TREE & ASSOCIATES, LLC

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cherry Tree & Associates, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cherry Tree & Associates, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cherry Tree & Associates, LLC's auditor since 2022.

Hauppauge, New York
February 27, 2025

Nawrocki Smith LLP

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	1,158,016
Accounts receivable		71,592
Interest receivable		6,242
Contract assets		15,177
Prepaid expenses		70,141
Total current assets		1,321,168
Total assets	$	1,321,168

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable	$	59,259
Accrued expenses		34,137
Deferred revenue		40,516
Total current liabilities		133,912
Members' equity:		
Common units (unlimited number of units authorized; 1,000,000 issued and outstanding)		7,500
Non-voting common units (500,000 units authorized; 334,500 issued and outstanding)		433,415
Grant units receivable		(60,541)
Additional paid in capital		259,528
Retained earnings		547,354
Total members' equity		1,187,256
Total liabilities and members' equity	$	1,321,168

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2024

1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cherry Tree & Associates, LLC (the "Company") was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. During 2016, the Company was converted to a Delaware Limited Liability Company. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. ("FINRA"), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation ("SIPC"). The Company holds no customer securities or cash.

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and comply with the Financial Accounting Standards Board ("FASB") Topic 940.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company include cash and equivalents, accounts and grant units receivable, accounts payable and accrued expenses. Pursuant to GAAP, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Cash Equivalents

For purposes of Statement of cash flows, the Company considers all unrestricted demand deposits,

money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. No interest is charged on past due balances. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when potential for recovery is considered remote. No allowance for doubtful accounts was deemed necessary as of December 31, 2024.

Revenue Recognition

The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company typically earns and recognizes monthly non-refundable work fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received. (See Note 4)

Leases

In 2019, the Company adopted FASB ASU No. 2016-02 which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. We have analyzed our agreements and currently none of them are affected by the standard.

Current Expected Credit Loss

In June 2016, the FASB issued ASC Topic 326, Financial Instruments - Credit Losses Measurement of Credit Losses on Financial Instruments, which requires an entity to utilize a new impairment model known as the current expected credit loss ("CECL") model to estimate its lifetime "expected credit loss" and record an allowance that, when deducted from the amortized cost basis of the financial assets and certain other instruments, including but not limited to available-for-sale debt securities. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses rather than as a direct write-down to the security. The Company has determined that the impact of the adoption of ASC Topic 326 was not material to these financial statements.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2024.

2   **EQUITY**

The Company has both voting common units and nonvoting common units. The voting common units have the authority to manage the affairs of the Company, and each common unit entitles the member to one vote. Nonvoting units do not have any governance rights, and are not entitled to vote on any matter.

During 2016, the Company implemented an equity plan (the "Plan"). The purpose of the Plan is to promote the success of the Company by facilitating the hiring and retention of competent personnel and by furnishing an incentive to certain employees or independent contractors of the Company upon whose efforts the success of the Company will depend to a large degree ("Key Personnel"). The board of managers (the "Board") has full power and authority to administer and interpret the Plan, and to amend the rules, regulations and guidelines for administering the Plan. The Board will also designate which employees or independent contractors will be granted units or options pursuant to the Plan and will determine the number of units and/or options to be granted.

The Company has a call option in which the Company can buy back the nonvoting common units if the Key Personnel 1) is no longer a Managing Director or Officer of the Company, 2) is no longer an

employee or independent contractor of the Company or 3) if performance or activity requirements no longer continue to be met as determined by the Board. In addition, Key Personnel have a put option in which the Company would be required to buy back the nonvoting common units if the Key Personnel is no longer an employee or independent contractor for any reason. Under the Plan, a total of 500,000 nonvoting common units are available for purchase or option. As of December 31, 2024, nonvoting common units issued and sold to Key Personnel under the Plan totaled 334,500. Options issued in 2016 to two Key Personnel to purchase nonvoting common units totaled 46,875 units. Options totaling 9,375 nonvoting common units expired during 2021 and the remaining 37,500 were exercised during 2022. A total of 165,500 nonvoting common units were available for future grants as of December 31, 2024.

During 2022, promissory notes were issued in conjunction with units granted under the Company's equity plan. For all notes, three equal installments of principal and interest are due and payable each year commencing on January 1, 2023. Interest is charged on the outstanding balance at a rate of prime plus 2% per annum (effective rate of 9.5% at December 31, 2024). Interest income related to the notes totaled $6,242 for the year ended December 31, 2024. Notes and interest receivable at December 31, 2024 totaled $60,541 and $6,242, respectively.

The Company accounts for equity-based compensation in accordance with FASB guidance, using the fair-value based method. Under this fair-value based method, equity-based compensation expense recognized for equity-based awards includes compensation expense for all equity-based compensation awards granted based on the estimated fair value as of the grant date. The Black Scholes option pricing model is used to value the Company's equity options for each equity-based award. Using this option-pricing model, the fair value of each equity award is estimated on the date of grant. Since the equity-based awards issued are subject to immediate vesting, the expense is recognized upon issuance. The expected volatility assumption is based on the average volatilities of similar public companies over a term equal to the expected term of the award granted. The expected term of equity-based awards granted is based upon management's best estimate of the period of time that the equity-based awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an award grant. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term approximately equal to the expected term of the award granted. No options were granted in 2024. There was no unrecognized compensation expense at December 31, 2024.

3   **RELATED PARTY TRANSACTIONS**

The Company recorded expenses of $424,723 for utilizing office space, shared staff and office supplies of Cherry Tree Companies, LLC ("CTC"), a company related through common ownership, in 2024. The Company also incurred $284,605 of officer fees with CTC in 2024. The Company reimbursed CTC for compensation and related expenses paid on its behalf totaling $3,619,046 during 2024. Accounts payable included amounts due to CTC totaling ($335) at December 31, 2024.

4   **REVENUE RECOGNITION**

Revenue from contracts with customers is recognized when, or as, the Company satisfies its

performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company is entitled in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. The Company does not have any significant financing components as payment is received in advance or shortly after the point of revenue recognition.
The Company earns revenue from the following sources:

<u>Investment Banking Revenue</u>

The Company provides financial advisory services in connection with mergers, acquisitions, fundraising and restructuring transactions. The agreements for the financial advisory services generally contain non-refundable work fees and/or success fees. Work fees earned in connection with these transactions are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of the contract, and such fees are collected based on the terms of the contract. Billings for such services that are made in advance of the related revenue recognized are recorded as a contract liability which includes deferred revenue. Similarly, payments made to fulfill contracts that have uncompleted performance obligations are capitalized as contract assets. Deferred revenue and contract assets are typically recognized in the following month when the performance obligations are completed. Success fees from investment banking transactions are recognized at a point in time, typically when the transaction is complete, financing activity has closed and the income is reasonable determinable, as set forth under the terms of the agreement. If the contract contains any type of earnout clause, this revenue is not recognized until the earn-out has been received due to the uncertainties of earn-outs which are outside the Company's control.

Disaggregation of the Company's investment banking revenue by major sources for the year ended December 31, 2024 is as follows:

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2024

Work Fees, recognized over time	$ 1,329,822
Success Fees, recognized at a point in time	3,210,119
Total	$ 4,539,941

The Company's contract assets and contract liabilities were as follows:

	December 31, 2024	January 1, 2024
Contract Assets:		
Accounts receivable	$ 71,592	$ 45,984
Prepaid commissions	$ 15,177	$ 3,226
Contract Liabilities:		
Unearned revenue	$ 40,516	$ 27,339

Interest Income

Interest income represents interest earned on the Company's investments and cash and cash equivalents. Interest income is recognized in the period earned.

5   NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company's net capital was $1,045,800, which was $1,036,873 in excess of the required net capital of

$8,927. The Company's net ratio of aggregate indebtedness to net capital was .13 to 1 at December 31, 2024.

6   REGULATORY REQUIREMENTS

The Company does not claim exemption from the Customer Protection Rule. The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC staff Guidance. To avail itself of this option, the Company represents it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2024

15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligation under the Customer Protection Rule for these business activities.

Reserve Requirements Under Rule 15c3-3

The Company has no reserve deposit obligations under Rule 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Information Related to Possession or Control Requirements Under Rule 15c3-3(b)

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

7   CONCENTRATIONS OF CREDIT RISK

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2024, the Company had uninsured cash balances totaling $258,226. The Company has not incurred any losses to date.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2024, the Company had $415,224 held in money market funds with Charles Schwab, all was covered under the Securities Investors Protection Corporation, as the amount covered is up to $500,000.

Major Customers

The Company is dependent on a small number of customers for its revenue. Five customers accounted for 70% of the Company's revenue in 2024. There were no outstanding receivables for these same customers at December 31, 2024.

8   COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

9   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is investment banking. The Company has identified its Financial and Operations Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2024

in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, a separate presentation of segment revenue and expenses is not provided. See the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2025, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 27, 2025 that would require adjustment or disclosure in the financial statements.